CONTINENTAL MINERALS CORPORATION
                     CONSOLIDATED FINANCIAL STATEMENTS

               YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

         (Expressed in Canadian Dollars, unless otherwise stated)

KPMG  LLP                                               Telephone (604) 691-3000
Chartered Accountants                                   Telefax   (604) 691-3031
Box 10426, 777 Dunsmuir Street                                       www.kpmg.ca
Vancouver BC V7Y 1K3
Canada


          KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.






Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Continental Minerals Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock-based compensation as explained in note 2(g), to the consolidated financial statements, on a consistent basis.



KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
March 12, 2003

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

                                                                                        December   December
                                                                                        31, 2002   31, 2001
                                                                                        --------   --------
Assets
Current assets
   Cash and equivalents .............................................................   $114,050   $164,824
   Amounts receivable ...............................................................     49,795      4,918
   Prepaid expenses (note 7(b)) .....................................................     68,127    114,225
                                                                                        --------   --------
                                                                                         231,972    283,967

Investments (note 3) ................................................................          1          1
                                                                                        --------   --------
                                                                                        $231,973   $283,968
                                                                                        ========   ========

Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable and accrued liabilities .........................................   $ 19,123   $ 38,088

Shareholders' equity (note 6) .......................................................    212,850    245,880

Continuing operations (note 1)
Redeemable preferred shares (notes 3(a) and 6(e))
Subsequent financing (note 6(b)(ii)) ................................................   --------   --------
                                                                                        $231,973   $283,968
                                                                                        ========   ========

See accompanying notes to the consolidated financial statements


Approved by the Board of Directors


/s/ Ronald W. Thiessen                                      /s/ Jeffrey R. Mason

Ronald W. Thiessen                                          Jeffrey R. Mason
Director                                                    Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

                                                                                                 Years ended December 31,
                                                                                   2002                  2001                  2000
                                                                                   ----                  ----                  ----
Expenses
  Corporation capital tax ........................................         $     12,426          $     11,120          $     21,454
  Depreciation ...................................................                  -                     -                   2,065
  Interest .......................................................                6,250                91,067               202,397
  Legal, accounting and audit ....................................               49,046               111,738                50,416
  Salaries, office and administration ............................               74,055               170,509               107,362
  Shareholder communications .....................................               33,559                50,027                16,629
  Trust and filing ...............................................               47,527                31,979                31,332
                                                                           ------------          ------------          ------------

Loss before other item ...........................................              222,863               466,440               431,655
Write off of mineral property interest (note 4(c)) ...............                  -                 249,353                   -
                                                                           ------------          ------------          ------------
Loss for the year ................................................         $    222,863          $    715,793          $    431,655
                                                                           ============          ============          ============

Basic and diluted loss per share .................................         $      (0.01)         $      (0.16)         $      (0.35)
                                                                           ============          ============          ============

Weighted average number of common shares outstanding .............           18,882,378             4,475,788             1,248,391
                                                                           ============          ============          ============




Consolidated Statements of Deficit
(Expressed in Canadian Dollars)


                                                                                          Year ended December 31,
                                                                             2002                     2001                      2000
                                                                             ----                     ----                      ----

Deficit, beginning of year ..............................             $(7,471,248)             $(6,755,455)             $(6,323,800)
Loss for the year .......................................                (222,863)                (715,793)                (431,655)
                                                                      -----------              -----------              -----------

Deficit, end of year (note 6) ...........................             $(7,694,111)             $(7,471,248)             $(6,755,455)
                                                                      ===========              ===========              ===========


See accompanying notes to the consolidated financial statements


CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)


                                                                                          Years ended December 31,
Cash provided by (used for)                                                         2002           2001            2000
                                                                                    ----           ----            ----
Operating activities
  Loss for the year .....................................................   $   (222,863)   $   (715,793)   $  (431,655)
  Items not involving cash
     Write off of mineral property interest .............................            -           249,353             -
     Depreciation .......................................................            -               -            2,065
  Changes in non-cash operating working capital
     Amounts receivable .................................................        (44,877)         (1,892)          (330)
     Prepaid expenses ...................................................         46,098         (93,419)         4,894
     Accounts payable and accrued liabilities ...........................        (18,965)        431,705        456,157
                                                                                 -------         -------        -------
                                                                                (240,607)       (130,046)        31,131
                                                                                 =======         =======        =======

Investing activities
  Mineral property interests
    Acquisition costs ...................................................            -          (230,000)            -
    Exploration costs, net of mineral exploration tax credits received ..            -           (55,130)       (53,631)
    Cash proceeds on sale of mineral property interests (notes 4 and 9) .            -         2,230,000             -
 Proceeds on disposal of equipment ......................................            -               -           22,500
                                                                                --------       ----------        -------
                                                                                     -         1,944,870        (31,131)
                                                                                ========       =========         =======

Financing activities
  Repayment of bank operating loan ......................................            -        (2,000,000)            -
  Special warrants issued ...............................................            -           350,000             -
  Issuance of common shares, net of issue costs .........................        189,833             -               -
                                                                                --------        --------         -------
                                                                                 189,833      (1,650,000)            -
                                                                                ========        ========         =======

Increase (decrease) in cash and equivalents .............................        (50,774)        164,824             -
Cash and equivalents, beginning of year .................................        164,824             -               -
                                                                                --------        --------         -------
Cash and equivalents, end of year .......................................   $    114,050    $    164,824           $ -
                                                                                ========        ========         =======


Supplementary information
  Taxes paid ............................................................   $     12,426          111$20          21,454
  Interest paid .........................................................          6,250          99,891         216,093
  Non-cash financing and investing activities
       Issuance of common shares on conversion of special warrants ......        350,000             -               -
       Preferred shares issued for mineral property interests, land and
         equipment and reclamation deposit (note 9) .....................            -        26,764,784             -
       Shares issued on settlement of debt with related party (note 9(c))            -         1,892,309             -


See accompanying notes to the consolidated financial statements


CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Mineral Property Interests
(Expressed in Canadian Dollars)


                                                                                                 Years ended December 31,
                                                                                      2002                2001                 2000
                                                                                      ----                ----                 ----
Acquisition costs
  Balance, beginning of year ..................................................        $ -        $ 15,560,398         $ 15,560,398
  Incurred during the year on
    Westgarde Property (note 4(c)) ............................................          -             230,000                  -
  Sale of Harmony Gold Property and Prosperity Project (note 9) ...............          -         (15,560,398)                 -
  Write off of Westgarde Property (note 4(c)) .................................          -            (230,000)                 -
                                                                                       ---        ------------         ------------
  Balance, end of year ........................................................          -                 -             15,560,398
                                                                                       ===        ============         ============
Exploration Costs
   Assays and analysis ........................................................          -              11,506               56,025
   Engineering ................................................................          -               1,857                1,229
   Environmental and socioeconomic ............................................          -               8,532               24,204
   Equipment rentals and leases ...............................................          -               4,291                8,114
   Geological .................................................................          -              18,474                1,733
   Property fees and assessments ..............................................          -              8,777                    -
   Site activities ............................................................          -               1,693                4,847
   Transportation .............................................................          -                 -                  1,468
                                                                                       ---        ------------         ------------
  Incurred during the year ....................................................          -              55,130               97,620
  Mineral exploration tax credit received .....................................          -                 -                (45,652)
  Balance, beginning of year ..................................................          -          13,215,121           13,161,490
  Sale of Harmony Gold Property (note 9) ......................................          -         (13,250,898)                 -
  Write off of Westgarde Property (note 4(c)) .................................          -             (19,353)                 -
                                                                                       ---        ------------         ------------
  Balance, end of year ........................................................          -                 -             13,213,458
                                                                                       ---        ------------         ------------
Mineral property interests ....................................................        $ -               $ -           $ 28,773,856
                                                                                       ===        ============         ============


See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements For the years ended December 31, 2002, 2001 and 2000
(Expressed in Canadian Dollars, unless otherwise stated)

1.   CONTINUING OPERATIONS

     Continental Minerals Corporation (the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties. In October 2001, the common shareholders approved a reorganization of share capital which included a share consolidation on a ten old for one new basis (note 9(b)) and a name change from Misty Mountain Gold Limited. These financial statements give retroactive effect to those events.

     During the year ended December 31, 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a company with certain directors in common (note 9). As part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims. This option was terminated by the Company during the 2001 fiscal year (note 4). During 2002, the Company focussed its efforts on acquiring a new mineral exploration project, but has not yet been successful. As of December 31, 2002, the Company does not hold a mineral property interest, other than its indirect mineral property interest through its preferred share investment in Gibraltar. The continuing operations of the Company is dependent on the Company acquiring a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

     These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with accounting principles and practices of the United States, except as disclosed in note 10. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

(b)  Cash and equivalents

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)  Investments and reclamation deposits

     Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value. Reclamation deposits are recorded at cost.

(d)  Land and equipment

     Land is recorded at cost. Equipment is recorded at cost less accumulated depreciation. Equipment is depreciated over its estimated useful life using the declining balance method at annual rates ranging from 20% to 30%.

(e)  Mineral property interests

     Exploration expenses incurred prior to the determination of the feasibility of mining operations and periodic option payments are expensed as incurred.

     Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred. Administrative expenditures are expensed in the period incurred.

(f)  Share capital

     Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

     The proceeds from common shares issued pursuant to flow-through share financing agreements for Canadian exploration expenditures are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchasers of the flow-through shares.

(g)  Stock-based compensation plan

     The Company has a share purchase option plan, which is described in note 6(d). Effective January 1, 2002, the Company adopted the recommendations of the CICA's Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation costs are required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

     Prior to adoption of the new recommendations, no compensation expense was recorded for the Company's stock option plan when the options were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(h)  Income taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values (temporary differences), using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)  Loss per share

     Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants applied to repurchase common shares at the average market price for the period. For all periods presented, the impact of stock options and warrants has been excluded as they would be anti-dilutive.

(j)  Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral properties. Actual results could differ from those estimates.

(k)  Fair value of financial instruments

     The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

     The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company, are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(l)  Segment disclosures

     The Company currently operates in a single segment, being the acquisition, exploration and development of mineral properties in Canada.

(m)  Comparative figures

     Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.   INVESTMENTS


                                                                                                     December 31     December 31
                                                                                                            2002            2001
                                                                                                    ------------    ------------

      Investment in Gibraltar preferred shares (note 3(a)) ......................................   $ 26,764,784    $ 26,764,784
      Redeemable preferred shares of the Company (note 6(e)) ....................................    (26,764,784)    (26,764,784)
      Net smelter returns royalty investment (note 3(b)) ........................................              1               1
                                                                                                    ------------    ------------
      Investments ...............................................................................   $          1    $          1
                                                                                                    ============    ============


(a)  Investment in Gibraltar preferred shares

     Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

     Mineral property interests                                   $   28,811,296
     Land and equipment                                                    8,488
     Reclamation deposits (note 3(c))                                    175,000
     Cash consideration                                              (2,230,000)
                                                                  --------------
     Value attributable to Gibraltar preferred shares             $   26,764,784
                                                                  ==============


     The Gibraltar preferred shares issued pursuant to the Arrangement (note 9) are redeemable, non-dividend paying, preferred shares, which are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. They also vote as a class pursuant to the provisions of the British Columbia Company Act in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

     Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates and are as follows:

     a)   until July 21, 2001, $3.39,

     b)   if after July 21, 2001, $3.64,

     c) if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event within ten years, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

     The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and as well in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

     The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

(b)  Net smelter returns royalty investment

     Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd., which were sold in 1997, pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty ("NSR"), to a maximum of $2 million, from revenues earned from the properties. This NSR investment was assigned a nominal value of $1.

(c)  Reclamation deposits

     Pursuant to provincial government mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property. These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the arrangement (note 9).

4.   MINERAL PROPERTY INTERESTS

(a)  Harmony Gold Property

     The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

     In June 1999, the Company agreed to sell to Taseko, a 5% net profits royalty on the Harmony Gold Property for $600,000. In addition, the Company granted to Taseko for $1 an exclusive farm out right to earn up to a 10% working interest in the Harmony Gold Property, by expending $600,000 for each 1% working interest prior to January 1, 2001. This option expired unexercised on January 1, 2001.

     On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 9). The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of Taseko Mines Limited upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Property (note 3).

(b)  Prosperity Property

     In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership ("Partnership") an exclusive farm out right to earn up to a 9% working interest in the Prosperity Property ("Prosperity") through a program of exploration expenditures. Prosperity is a gold-copper property located in the Clinton Mining Division, British Columbia, Canada. The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity. The Company then acquired 600 units of the Partnership at $1,000 each.

     On October 16, 2001, the Company exchanged its 1% working interest in the Prosperity Property for Taseko's 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony Project prior to the Arrangement (note 9).

(c)  Westgarde Property

     Under the Arrangement (note 9), the Company acquired from an affiliate of Gibraltar, an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000. During fiscal 2001, the Company entered into an earn-in agreement with Doublestar Resources Ltd. ("Doublestar"). Under the agreement, Doublestar was given the option to conduct 3,000 metres of diamond drilling to earn a 50 per cent interest in the Westgarde Property. Subsequent to entering into the earn-in agreement, Doublestar conducted drilling and thereafter terminated its earn-in agreement. The Company also decided not to proceed with exploration on the property, and terminated its option agreement. Accordingly, acquisition and exploration costs totalling $249,353 were written off during fiscal 2001.

5.   BANK OPERATING LOAN

     The Company had a $2 million bank operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed repayment terms. A private company affiliated with a director (the "Guarantor") provided a fully collateralized guarantee since July 1997, which remained in effect until withdrawn. This loan was fully repaid in fiscal 2001 and the collateral was returned to the Guarantor.

6.   SHAREHOLDERS' EQUITY

                                                    December 31      December 31
                                                           2002             2001
                                                  -------------   --------------

     Share capital (note 6(b))                    $   7,564,652   $   7,024,819
     Contributed surplus (note 9(c))                    342,309         342,309
     Special warrants (note 6(c))                             -         350,000
     Deficit (note 6(a) and statement)               (7,694,111)     (7,471,248)
                                                  -------------   --------------
     Shareholders' equity                         $     212,850   $     245,880
                                                  =============   ==============

(a)  Authorized share capital

     At the annual and extraordinary general meeting of shareholders of Continental Minerals Corporation on June 28, 2002, it was resolved as a special resolution that the paid up capital of the Company's common shares be reduced by $7,471,248, which represents the accumulated deficit of the Company at December 31, 2001, and a consequential reduction of contributed surplus of $342,309. The Company received court approval for this reduction during 2003.

     At December 31, 2002, the Company's authorized share capital consists of: o 100,000,000 common shares without par value; and o 12,483,916 non-voting, redeemable preferred shares without par value.

     During the year ended December 31, 2001, the Company reorganized its authorized share capital by creating 12,483,916 non-voting, redeemable preferred shares (note 9(b)).

     Pursuant to the Arrangement (note 9) and the redeemable preferred share provisions, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute to the holders of the redeemable preferred shares, the Gibraltar preferred shares (less a reserve for taxes related to the distribution), after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's assets. In addition, the Company may not dispose of its Gibraltar preferred shares.

(b)  Issued and outstanding common share capital

                                                          Number of
                                                             common       Dollar
                                                             shares       Amount
                                                          ---------  -----------

Balance, December 31, 1999 and 2000                       1,248,391 $32,239,603

 Reduction of book value assigned to
   preferred shares (note 9)                                    -   (26,764,784)
 Shares issued for debt settlement at $0.10 (note 9(c))  15,500,000   1,550,000
                                                         ----------- ----------
Balance, December 31, 2001                               16,748,391   7,024,819
 Issuance of common shares on conversion of special       3,500,000     350,000
    warrants (note 6(c))
 Private placement at $0.60, net of issue costs (i)         345,710     189,833
                                                         ---------- -----------
Balance, December 31, 2002                               20,594,101 $ 7,564,652
                                                         ========== ===========

     i) During fiscal 2002, the Company received regulatory approval and completed a $207,426 private placement of 345,710 units at a price of $0.60 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at $0.65 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the closing price of the Company's shares, as traded on the TSX Venture Exchange, is at least $0.98 for ten consecutive trading days.

     ii) Subsequent to December 31, 2002, the Company completed a $275,250 private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit consists of one common share and one half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at $0.85 until July 5, 2004.

(c)  Special warrants

     On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000. Of the special warrants issued, two million were exercisable on the earlier of the Company filing an annual information form or October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one flow-through common share and one non-transferable common share purchase warrant. Of the remaining 1.5 million special warrants issued, each special warrant was exercisable on the earlier of the Company filing an annual information form or October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one non-flow-through common share and one non-transferable common share purchase warrant. All special warrants were converted during fiscal 2002 into 3.5 million common shares and 3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring June 5, 2005. During fiscal 2002, the Company and the subscribers jointly agreed, with the acceptance by the Canada Customs and Revenue Agency, to waive the flow-through element of the common shares.

(d)  Share purchase options

     The Company has a share purchase option plan approved by the shareholders at the 2002 annual general meeting that allows it to grant up to 3,349,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, they terminate at the earlier of 1 year after the date of death or the expiry date of the options. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

     The  continuity schedule of share purchase options is as follows:

                                                   2002                           2001                               2000
                                           -------------------         -------------------------         ---------------------------
                                                      Weighted                          Weighted                            Weighted
                                           Number of   Average         Number of         Average         Number of           Average
                                           shares        Price            shares           Price            shares             Price
                                           ---------  --------         ---------        --------         ---------          --------

Opening balance ......................         -       $   -            228,000          $   0.79        1,436,000          $   0.88
Granted during the year ..............         -           -                -              -                38,000              0.30
Expired/cancelled during
   the year ..........................         -           -           (228,000)             0.79       (1,246,000)             0.89
                                            ----       ------            -------         --------        ----------     ------------
Closing balance ......................         -       $   -                -           $  -               228,000          $   0.79
                                            ----       ------            -------         --------        ----------     ------------


Contractual remaining
   life (years) ......................                     -                               -                                    0.79
                                                       ------                            --------                       -----   ----

Range of exercise prices .............                 $  -                             $  -                            $0.30 - 0.90
                                                       ======                            ========                       =====   ====



(e)  Redeemable preferred shares

     The  12,483,916   redeemable   preferred   shares  were  issued  to  common
     shareholders pursuant to the Arrangement (note 9). The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar becomes obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3). The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

     The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company desires to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

     These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

(f)  Escrowed shares

     All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 9(c)) were issued pursuant to the terms of a TSX Venture Exchange approved escrow agreement and, consequently, will be released over a period of three years from the close of the plan of arrangement. On October 16, 2001, 1.55 million shares were released. On April 16, 2002, 2,325,000 shares were released and on October 16, 2002, a further 2,325,000 shares were released. The remaining shares are scheduled to be released over the period ending on October 16, 2004.

7.   RELATED PARTY TRANSACTIONS

Services rendered and disbursements made by:            Years ended December 31
                                                      2002       2001       2000
                                                      ----       ----       ----

   Hunter Dickinson Inc. (a) ..................   $140,186   $177,370   $161,094
   Hunter Dickinson Group Inc. (a) ............   $  1,200   $    -     $    -
                                                  ========   ========   ========

                                                             December   December
                                                             31, 2002    31,2001
                                                             --------    -------
Prepaid expenses
   Hunter Dickinson Inc. (b) .............................   $ 66,960   $114,225
   Other .................................................      1,167        -
                                                             --------    -------
   Total prepaid expenses ................................   $ 68,127   $114,225
                                                             ========   ========

     (a) Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain directors in common with the Company that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

     (b) Related balances receivable or payable, which are non-interest bearing and due on demand, are included in prepaid expenses or accounts payable and accrued liabilities.

     (c)  Bank operating loan (note 5)

     (d)  Mineral property interests (notes 4 and 9)

8.   INCOME TAXES

     Substantially all of the differences between the actual income tax expense (recovery) of $nil (2001 - $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not recognized.

                                                           2002             2001
                                                           ----             ----
     Future income tax assets
         Mineral property interests                 $   159,000     $   106,000
         Loss carry forwards                            180,000         165,000
                                                        -------         --------
                                                        339,000         271,000
     Valuation allowance                               (339,000)       (271,000)
                                                       --------        ---------
     Net future income tax asset (liability)        $      -        $      -
                                                       ========        =========


     At December 31, 2002, the Company had available losses for income tax purposes in Canada totalling approximately $420,000 (2001 - $390,000) expiring in 2008 and 2009 and approximately $370,000 of tax pools which may be available to reduce taxable income in future years.

9.   ARRANGEMENT AGREEMENT

     On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain management and directors in common with the Company. The Company received shareholder approval at an Extraordinary General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the TSX Venture Exchange in October 2001. Under the terms of the arrangement agreement:

     (a) The Company's Harmony Gold Property was transferred to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

     (b) The Company's share capital was reorganized so that each common shareholder of record as of October 16, 2001 received in exchange for each ten common shares held, one new common share plus ten non-voting, redeemable preferred shares of the Company;

     (c) The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company. As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 was recorded as contributed surplus. The associated book value of these shares at December 31, 2001 was $188,219;

     (d) Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Prospect (note 4);

     (e) The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 6(c)); and

     (f) Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko's Prosperity Project held by the Company, also valued at $600,000.

10.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     As disclosed in note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, for purposes of the Company, conform in all material respects, with United States GAAP except as described below.

(a)  Stock-based compensation

     Statement of Financial Accounting Standards ("SFAS") No. 123 requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). The Company has elected to measure compensation cost for those plans using APB 25.

     Under US GAAP, share options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided, or the consideration issued. The compensation cost is to be measured based on the fair value of stock options granted, with the compensation cost being charged to operations.

     As of January 1, 2002, the Company has adopted the new recommendations of Canadian Institute of Chartered Accountants respecting stock-based compensation (note 2(g)). Accordingly, there are no material differences in the treatment by the Company of stock-based compensation under US GAAP and Canadian GAAP for the year ended December 31, 2002.

     For the years ended December 31, 2001 and 2000 there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under US GAAP, and therefore no differences exist.

(b)  Presentation of shareholders' equity

     US GAAP requires that the components of shareholders' equity be separately disclosed on the face of the balance sheet. Accordingly, for US GAAP purposes, the information in the table in note 6 to the consolidated financial statements would be presented on the face of the balance sheet, instead of the summary total currently presented under Canadian GAAP.

(c)  Summary of effect of differences between Canadian and US GAAP

     There are no measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and consolidated statements of operations and deficit as a result of the effect of the above differences.